EXHIBIT 99.2

FINANCIAL STATEMENTS OF STEEL EXCEL

1.	Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-1
Report of Predecessor Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations for the fiscal years ended December 31, 2012 and 2011, and the nine-month transition period ended December 31, 2010	F-3
Consolidated Statement of Comprehensive Income (Loss) for the fiscal years ended December 31, 2012 and 2011, and the nine-month transition period ended December 31, 2010	F-4
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-5
Consolidated Statement of Stockholders’ Equity for the fiscal years December 31, 2012 and 2011, and the nine-month transition period ended December 31, 2010	F-6
Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2012 and 2011, and the nine-month transition period ended December 31, 2010	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Steel Excel Inc.
San Ramon, California

We have audited the accompanying consolidated balance sheets of Steel Excel Inc. (formerly ADPT Corporation) as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Steel Excel Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited the reclassifications to the consolidated financial statements for the nine months ended December 31, 2010 resulting from presenting the Company’s Aristos Business as a discontinued operation and retroactively adjusting outstanding share and per share information for a reverse/forward split, as described in Notes 1 and 5. In our opinion, such reclassifications are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the December 31, 2010 financial statements of the Company referred to above other than with respect to the reclassifications and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2010 financial statements taken as a whole.  The reclassifications had no effect on net loss.

/s/ BDO USA, LLP

San Jose, California
March 8, 2013

Report of Predecessor Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Steel Excel Inc.

In our opinion, the accompanying consolidated statements of operations, of comprehensive loss, of stockholders' equity and of cash flows, present fairly, in all material respects, the results of operations and cash flows of Steel Excel Inc. (formerly ADPT Corporation) and its subsidiaries for the nine month period ended December 31, 2010, before the effects of the adjustments to retrospectively reflect the discontinued operations and the reverse/forward stock split described in Note 1, in conformity with accounting principles generally accepted in the United States of America (the 2010 financial statements before the effects of the adjustments described in Note 1 are not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit, before the effects of the adjustments described above, of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards required that we plan to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the discontinued operations and the reverse/forward stock split described in Note 1 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 3, 2011

STEEL EXCEL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Fiscal Year Ended December 31,		Nine-Month Fiscal Year Ended December 31,
	2012	2011	2010
Net revenues	$100,104	$2,502	$-

Cost of revenues	66,064	1,459	-
Gross margin	34,040	1,043	-

Operating expenses
Selling, general and administrative	28,031	9,585	11,045
Impairment of goodwill	192	-	-
Restructuring charges	-	(31)	3,944
Total operating expenses	28,223	9,554	14,989

Operating income (loss)	5,817	(8,511)	(14,989)

Interest and other income, net	1,067	8,358	5,208
Interest expense	(417)	(5)	(3)
Income (loss) from continuing operations before income taxes	6,467	(158)	(9,784)

Benefit from (provision for) income taxes	15,712	226	(7,602)
Income (loss) from continuing operations, net of taxes	22,179	68	(17,386)

Income (loss) from discontinued operations, net of taxes	(1,935)	1,624	(11,289)
Gain on disposal of discontinued operations, net of taxes	-	5,005	10,916
Income (loss) from discontinued operations	(1,935)	6,629	(373)
Net income (loss)	20,244	6,697	(17,759)

Net loss attributable to non-controlling interests in consolidated entities
Continuing operations	(22)	-	-
Discontinued operations	(427)	(72)	-
	(449)	(72)	-
Net income (loss) attributable to Steel Excel Inc.	$20,693	$6,769	$(17,759)

Basic income (loss) per share:
Income (loss) from continuing operations, net of taxes	$1.83	$0.01	$(1.50)
Income (loss) from discontinued operations, net of taxes	$(0.16)	$0.61	$(0.03)
Net income (loss) attributable to Steel Excel Inc.	$1.71	$0.62	$(1.53)

Diluted income (loss) per share:
Income (loss) from continuing operations, net of taxes	$1.83	$0.01	$(1.50)
Income (loss) from discontinued operations, net of taxes	$(0.16)	$0.61	$(0.03)
Net income (loss) attributable to Steel Excel Inc.	$1.71	$0.62	$(1.53)

Shares used in computing income (loss) per share:
Basic	12,110	10,882	11,609
Diluted	12,133	10,897	11,609
                 See accompanying Notes to Consolidated Financial Statements.

STEEL EXCEL INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Fiscal Year Ended December 31, 2012	Nine-Month Fiscal Year Ended December 31, 2011	Transition Period Ended December 31, 2010

Net income (loss) attributable to Steel Excel Inc.	$20,693	$6,769	$(17,759)
Other comprehensive income (loss), net of taxes
Net foreign currency translation adjustment, net of taxes:
Foreign currency translation adjustment, net of taxes	(100)	164	141
Release of foreign currency translation gains, net of taxes	-	(2,542)	-
Subtotal	(100)	(2,378)	141
Net unrealized gain (loss) on marketable securities, net of taxes	303	260	(1,566)

Comprehensive income	20,896	4,651	(19,184)
Comprehensive loss attributable to non-controlling interest	(449)	(72)	-

Comprehensive income (loss) attributable to Steel Excel Inc.	$20,447	$4,579	$(19,184)

See accompanying Notes to Consolidated Financial Statements.

 STEEL EXCEL INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2012	2011

Assets
Current assets:
Cash and cash equivalents	$71,556	$8,487
Marketable securities	199,128	314,941
Accounts receivable, net of allowance for doubtful accounts of $0	17,257	4,660
Prepaid expenses and other current assets	3,670	2,055
Total current assets	291,611	330,143
Property and equipment, net	77,768	21,060
Goodwill	53,093	8,244
Intangible assets, net	39,887	5,786
Other long-term assets	4,136	3,444

Total assets	$466,495	$368,677

Liabilities and Stockholders' Equity:
Current liabilities:
Accounts payable	$4,282	$1,841
Accrued expenses and other liabilities	6,337	3,826
Current portion of long-term debt	4,000	-
Current portion of capital lease obligations	413	-
3/4% convertible senior subordinated notes due 2023	346	346
Total current liabilities	15,378	6,013
Capital lease obligations, net of current portion	984	-
Long-term debt, net of current portion	9,000	-
Other long-term liabilities	9,171	10,767
Total liabilities	34,533	16,780

Commitments and contingencies (Note 13)

Stockholders' equity:
Preferred stock; $0.001 par value; Authorized shares, 1,000; Series A Shares, 250 designated; outstanding shares, none	-	-
Common stock; $0.001 par value; Authorized shares, 40,000; outstanding shares, 12,907 and 10,892 at December 31, 2012 and 2011, respectively	13	11
Additional paid-in capital	231,170	171,636
Accumulated other comprehensive income	946	743
Retained earnings	199,772	179,079
Total Steel Excel Inc. stockholders' equity	431,901	351,469
Non-controlling interest	61	428
Total stockholders' equity	431,962	351,897

Total liabilities and stockholders' equity	$466,495	$368,677

See accompanying Notes to Consolidated Financial Statements.

STEEL EXCEL INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands)

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained	Non- controlling
	Shares	Amount	Capital	Income	Earnings	Interest	Total

Balance, March 31, 2010	12,040	$12	$203,336	$4,286	$190,069	$-	$397,703
Net loss attributable to Steel Excel Inc.	-	-	-	-	(17,759)	-	(17,759)
Other comprehensive loss	-	-	-	(1,425)	-	-	(1,425)
Sale of common stock under employee option plans	76	-	2,169	-	-	-	2,169
Net issuance of restricted shares	(62)	-	-	-	-	-	-
Net settlement of restricted shares	1	-	(861)	-	-	-	(861)
Stock-based compensation	-	-	1,123	-	-	-	1,123
Repurchase of common stock	(1,173)	(1)	(34,683)	-	-	-	(34,684)
Balance, December 31, 2010	10,882	11	171,084	2,861	172,310	-	346,266
Net income attributable to Steel Excel Inc.	-	-	-	-	6,769	-	6,769
Net loss attributable to non-controlling interest	-	-	-	-	-	(72)	(72)
Other comprehensive loss				(2,118)	-	-	(2,118)
Sale of common stock under employee option plans	1	-	29		-	-	29
Net issuance of restricted shares	5	-			-	-	-
Net settlement of restricted shares	4	-			-	-	-
Stock-based compensation	-	-	523		-	-	523
Non-controlling interest investment					-	500	500
Balance, December 31, 2011	10,892	11	171,636	743	179,079	428	351,897
Net income attributable to Steel Excel Inc.	-	-	-	-	20,693	-	20,693
Net loss attributable to non-controlling interest	-	-	-	-	-	(449)	(449)
Non-controlling interest investment in The Show						75	75

Other comprehensive income	-	-	-	203	-	-	203
Net issuance of restricted shares	85	-	-	-	-	-	-
Net settlement of restricted shares	14	-	-	-	-	-	-
Stock-based compensation	-	-	1,487	-	-	-	1,487
Issuance of common stock for acquisition	2,027	2	60,823	-	-	-	60,825
Repurchase of common stock	(111)	-	(2,776)	-	-	-	(2,776)
Non-controlling interest investment in CrossFit	-	-	-	-	-	82	82
Write-off of non-controlling interest of The Show	-	-	-	-	-	(75)	(75)

Balance, December 31, 2012	12,907	$13	$231,170	$946	$199,772	$61	$431,962

See accompanying Notes to Consolidated Financial Statements.

STEEL EXCEL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended December 31, 2012	Fiscal Year Ended December 31, 2011	Nine-Month Transition Period Ended December 31, 2010
Cash Flows From Operating Activities:
Net income (loss)	$20,693	$6,769	$(17,759)
Less: Income (loss) from discontinued operations, net of taxes	(1,935)	6,915	(373)
Income (loss) from continuing operations, net of taxes	22,628	(146)	(17,386)
Adjustments to reconcile income (loss) from continuing operations, net of taxes, to net cash provided by (used in) operating activities of continuing operations:
Stock-based compensation expense	1,487	523	470
Depreciation and amortization	16,728	2,809	3,214
Adjustment of deferred taxes	(15,105)	1,395	-
Loss on disposal of long-lived assets	819	-	-
Impairment of goodwill	192	-	-
Gain on release of foreign currency translation, net of taxes	-	(2,542)	-
Changes in current assets and liabilities:
Accounts receivable	(5,469)	(569)	-
Prepaid expenses and other current assets	(970)	2,835	6,554
Assets held for sale	-	6,216	-
Other assets	(132)	(802)	153
Accounts payable	1,903	177	(7,120)
Accrued expenses and other liabilities	(2,098)	(5,934)	(6,717)
Net loss attributable to non-controlling interest	(449)	(72)	-
Net cash provided by (used in) operating activities of continuing operations	19,534	3,890	(20,832)
Net cash provided by (used in) operating activities of discontinued operations	(847)	6,933	6,519
Net cash provided by (used in) operating activities	18,687	10,823	(14,313)

Cash Flows From Investing Activities:
Purchases of net assets in acquisitions	(52,567)	(36,530)	-
Purchases of property and equipment	(11,818)	(65)	-
Investment by non-controlling interest	75	-	-
Purchases of marketable securities	(523,443)	(537,898)	(198,403)
Sales of marketable securities	573,792	441,226	141,681
Maturities of marketable securities	64,253	92,321	49,536
Net cash provided by (used in) investing activities of continuing operations	50,292	(40,946)	(7,186)
Net cash provided by investing activities of discontinued operations	-	-	28,285
Net cash provided by (used in) investing activities	50,292	(40,946)	21,099

Cash Flows From Financing Activities:
Proceeds from issuance of common stock	-	29	2,169
Repurchases of common stock	(2,776)	-	(34,684)
Repayments of capital lease obligations	(230)	-	-
Repayments of long-term debt	(3,000)	-	-
Net cash provided by (used in) financing activities	(6,006)	29	(32,515)

Effect of foreign currency translation on cash and cash equivalents	96	305	57

Net increase (decrease) in cash and cash equivalents	63,069	(29,789)	(25,672)
Cash and cash equivalents, beginning balance	8,487	38,276	63,948

Cash and cash equivalents, ending balance	$71,556	$8,487	$38,276

See accompanying Notes to Consolidated Financial Statements.

STEEL EXCEL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Organization and Summary of Significant Accounting Policies

Description

Steel Excel Inc. (“Steel Excel” or the “Company”) currently operates in two reporting segments: Steel Sports and Steel Energy, while continuing to identify additional new business acquisition opportunities. For details regarding the Company’s historical business, which has been accounted for as discontinued operations, refer to Note 5 of the Notes to Financial Statements. The Company was previously known as ADPT Corporation.

Basis of Presentation

The consolidated financial statements, which include the Company and its wholly-owned subsidiaries, are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company’s Consolidated Financial Statements include the accounts of Steel Excel and its subsidiaries. The equity attributable to non-controlling interests in subsidiaries is shown separately in the accompanying consolidated balance sheets. All significant intercompany accounts and transactions have been eliminated in consolidation.

Change of Fiscal Year

On December 7, 2010, the Company’s Board of Directors approved the change in its fiscal year-end from March 31 to December 31. As a result of this change, the transition fiscal year was a nine-month transition period from April 1, 2010 to December 31, 2010 (the “Transition Period”). References in these Notes to Consolidated Financial Statements (the “Notes”) to “fiscal year 2012” or “fiscal 2012” refer to the calendar year of January 1, 2012 to December 31, 2012. References in these Notes to “fiscal year 2011” or “fiscal 2011” refer to the calendar year of January 1, 2011 to December 31, 2011.

During fiscal year 2012, the Company acquired one sports-related business, South Bay Strength and Conditioning LLC, and two oilfield servicing businesses, Sun Well Service Inc. and Eagle Well Services. During fiscal year 2011, the Company acquired two sports-related businesses, Baseball Heaven and The Show LLC, and one oilfield servicing business, Rogue Pressure Services LLC. See Note 3 for additional details. The Company operates in two reportable segments: Steel Sports and Steel Energy. See Note 16 for additional details.

Use of Estimates and Reclassifications

In accordance with GAAP, management utilizes certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from those estimates.

Certain reclassifications have been made to prior years’ amounts to conform to the current year’s presentation. In July 2012, the Company reclassified The Show (acquired in August 2011) to discontinued operations as it was not meeting projections, with no expectation to perform as represented when acquired. In July 2011, the Company ceased its efforts to sell or license its intellectual property from its former enterprise-class external storage products business (the “Aristos Business”) and finalized the wind down of such business. As such, The Show and the Aristos Business are reflected as a discontinued operations in the accompanying financial statements and prior periods have been reclassified to conform to this presentation.

Reverse/Forward Stock Split

At the close of business on October 3, 2011, the Company effected a reverse split (the “Reverse Split”) immediately followed by a forward split (the “Forward Split” and together with the Reverse Split, the “Reverse/Forward Split”). At the Company’s 2011 annual stockholders meeting, its stockholders approved a proposal authorizing the Board of Directors (the “Board”) to effect the reverse/forward stock split at exchange ratios determined by the Board within certain specified ranges.

The exchange ratio for the Reverse Split was 1-for-500 and the exchange ratio for the Forward Split was 50-for-1. As a result of the Reverse Split, stockholders holding less than 500 shares (the “Cashed Out Stockholders”) were entitled to a cash payment for all of their shares. All remaining stockholders following the Forward Split (the “Remaining Stockholders”) were also entitled to a cash payment for any fractional shares that they would otherwise have received. The cash payment that each Cashed Out Stockholder or Remaining Stockholder was entitled to receive was based upon such stockholder’s pro rata share of the total net proceeds received in the sale of the aggregated fractional shares by the Company’s transfer agent at prevailing prices on the open market.

As a result of the Reverse/Forward Split, the Company’s common stock outstanding went from 108,868,286 shares at September 30, 2011 to 10,886,829 shares at October 3, 2011. All shares outstanding and per share information for the current and previous financial periods being reported have been adjusted to reflect the Reverse/Forward Split.

Summary of Significant Accounting Policies

Fair Value Measurements

The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three broad levels, as described below:

Level 1 applies to quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 applies to observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3 applies to unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

See Notes 6 and 8.

Cash, Cash Equivalents and Marketable Securities Valuation

The Company’s marketable securities are classified as available-for-sale and are reported at fair market value, inclusive of unrealized gains and losses, as of the respective balance sheet date.  Marketable securities consist of corporate obligations, United States government securities, and government agencies. The Consolidated Balance Sheet is updated at each reporting period to reflect the change in the fair value of its marketable securities that have declined below or risen above their original cost. The Consolidated Statements of Operations reflect a charge in the period in which a determination is made that the decline in fair value is considered to be other-than-temporary.  The Company does not hold its securities for trading or speculative purposes.

The Company recognizes an impairment charge for available-for-sale investments when a decline in the fair value of its investments below the cost basis is determined to be other than temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time the investment has been in a loss position, the extent to which the fair value has been less than the Company's cost basis, the investment's financial condition, and near-term prospects of the investee. If the Company determines that the decline in an investment's fair value is other than temporary, the difference is recognized as an impairment loss in its Consolidated Statements of Operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, marketable securities and trade accounts receivable. Deposits held with banks, including those held in foreign branches of global banks, may exceed the amount of insurance provided on such deposits. These deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company, by policy, limits the amount of credit exposure through diversification, and management regularly monitors the composition of its investment portfolio for compliance with the Company’s investment policies.

Foreign Currency Translation

For foreign subsidiaries whose functional currency is the local currency, the Company translates assets and liabilities to United States Dollars using period-end exchange rates, and translates revenues and expenses using average monthly exchange rates. The resulting cumulative translation adjustments are included in “Accumulated other comprehensive income, net of taxes,” as a separate component of stockholders’ equity in the Consolidated Balance Sheets.

For foreign subsidiaries whose functional currency is the United States Dollar, certain assets and liabilities are remeasured at the period-end or historical rates are used as appropriate. Revenues and expenses are remeasured at the average monthly exchange rates. Currency transaction gains and losses are recognized in current operations and have not been material to the Company’s operating results for the periods presented.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews its receivables that remain outstanding past their applicable payment terms and establishes an allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. There were no allowances for doubtful accounts as of December 31, 2012 and 2011.

Property and Equipment, Net

Property and equipment are recorded at cost and depreciated using the straight-line method with the following useful lives:

	Steel Sports			Steel Energy
	(in years)

Buildings, improvements and sports fields	10	-	25	7	-	39
Rigs and workover equipment		N/A		7	-	15
Other equipment	5	-	10	4	-	7
Vehicles		N/A		4	-	7
Furniture and fixtures		5			5

Assets in progress are related to the construction of rigs and a building that have not yet been placed in service for their intended use. Depreciation for rigs commences once it is placed in service and depreciation for buildings commences once they are ready for their intended use.

Repairs and maintenance of property and equipment are expensed as incurred.

Impairment of Long-Lived Assets

Long-lived assets primarily relate to the Company’s intangible assets and property and equipment. Intangible assets are amortized on a straight-line and an accelerated basis over their estimated useful lives, which range from five to ten years. Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to 25 years.

The Company regularly performs reviews to determine if facts or circumstances are present, either internal or external, which would indicate that the carrying values of its long-lived assets may not be recoverable. Indicators include, but are not limited to, a significant decline in the market price of a long-lived asset, an expectation that more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life or a current period operating or cash flow loss combined with a historical or projected operating or cash flow loss.

The recoverability of the carrying value of the long-lived assets, other than goodwill, is based on the estimated future undiscounted cash flows derived from the use of the asset. If a long-lived asset is determined to be impaired, the loss is measured based on the difference between the long-lived asset’s fair value and its carrying value. The estimate of fair value of long-lived assets is based on a discounted estimated future cash flows method and application of a discount rate commensurate with the risks inherent in the current business model. The Company’s current business model contains management’s subjective estimates and judgments; however, actual results may be materially different than the assumptions made by management.

Based on the Company’s decision to pursue the sale or disposition of assets and/or business operations, it evaluated its long-lived assets and recorded impairment charges in the Transition Period aggregating $10.2 million. Of this $10.2 million, $6.1 million related to the write-off of intangible assets and $4.1 million related to the reduction of the carrying value of property and equipment, net, to our estimated fair value. There were no impairment charges on long-lived assets recorded in fiscal 2012 and 2011.

Goodwill and Intangibles, Net

Goodwill represents the excess of cost over the value of net assets of businesses acquired and is carried at cost unless write-downs for impairment are required. The Company’s goodwill as of December 31, 2012 is a result of its acquisitions in fiscal 2012 and 2011. The Company operates under three reporting units, Sun Well, Rogue and Sports, and accordingly, its goodwill has been recorded in these respective reporting units. The Company evaluates the carrying value of goodwill at its reporting unit on an annual basis during the fourth quarter and whenever events and changes in circumstances indicate that the carrying amount may not be recoverable. Such indicators would include a significant reduction in its market capitalization, a decrease in operating results or deterioration of its financial position. In the fourth quarter of fiscal 2012 and 2011, the Company tested the goodwill acquired. In fiscal 2012, it determined the goodwill from Baseball Heaven (the Sports reporting unit) was fully impaired and wrote off the $0.2 million. There was no impairment of the Sun Well and Rogue reporting units. The impairment analysis required a two-step approach and entailed certain assumptions and estimates of discounted cash flows and a residual terminal value categorized as Level 3 inputs under the fair value hierarchy. The Company used a discount rate of approximately 16% and assumed a multiple of EBITDA ranging from 4.6 to 6.0. There was no impairment indicated in fiscal 2011.

Intangible assets, net, for the Steel Sports segment, consist of acquisition-related customer relationships that are amortized over their estimated life of five years on a straight-line basis. Intangible assets, net, for the Steel Energy segment, consist of acquisition-related customer relationships and trade names. The customer relationships and trade names are amortized over the useful life of ten and five years, respectively, utilizing the accelerated amortization method that approximates the estimated future cash flows from the intangibles. Also, see Note 3 to the Consolidated Financial Statements. The Company evaluates other intangible assets for impairment whenever events and circumstances indicate that such assets might be impaired.

 Environmental Liabilities

The Company is responsible in many cases for any environmental liabilities resulting from its oilfield services work. It does not anticipate significant environmental liabilities for work completed through December 31, 2012, so no reserve for environmental liabilities has been recorded.

Revenue Recognition

The Company recognizes revenue upon providing the product or service. It provides services and products through two segments: Steel Sports and Steel Energy. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is recognized net of estimated allowances. Revenue is generated by short-term projects, most of which are governed by master service agreements (“MSAs”) that are short-term in nature. The MSAs establish per day or per usage rates for equipment services. Steel Energy revenue is recognized daily on a proportionate performance method, based on services rendered. Revenue is reported net of sales tax collected. For Steel Sports revenues, the Company does not recognize revenue until the tournament or league occurs. For sports products, revenue is recognized upon shipment.

Revenue recognition for the Company’s discontinued operations was as follows:

The application of the appropriate accounting principle to the Company’s revenue was dependent upon specific transactions or combination of transactions. As described below, significant management judgments and estimates were made and used in connection with the revenue recognized in any accounting period. Material differences may have resulted in the amount and timing of revenue for any period if management had made different judgments or utilized different estimates.

The Company recognized revenue from its product sales, including sales to original equipment manufacturers, when persuasive evidence of an arrangement existed, delivery had occurred or services had been rendered, the price was fixed or determinable and collectibility was reasonably assured. These criteria were usually met upon shipment from the Company, provided that the risk of loss had transferred to the customer, customer acceptance was obtained or acceptance provisions had lapsed, or the Company had established a historical pattern that acceptance by the customer was fulfilled. The Company’s sales were based on customer purchase orders, and to a lesser extent, contractual agreements, which provided evidence that an arrangement existed.

The Company’s distributor arrangements provided distributors with certain product rotation rights. Additionally, the Company permitted distributors to return products subject to certain conditions. The Company established allowances for expected product returns. The Company also established allowances for rebate payments under certain marketing programs entered into with distributors. These allowances comprised the Company’s revenue reserves and were recorded as direct reductions of revenue and accounts receivable. The Company made estimates of future returns and rebates based primarily on its past experience as well as the volume of products in the distributor channel, trends in distributor inventory, economic trends that might impact customer demand for its products (including the competitive environment), the economic value of the rebates being offered and other factors. In the past, actual returns and rebates were not significantly different from the Company’s estimates.

For products that contained software, where software was essential to the functionality of the product, or software product sales, the Company recognized revenue when passage of title and risk of ownership was transferred to customers, persuasive evidence of an arrangement existed, which was typically upon sale of product by the customer, the price was fixed or determinable and collectibility was probable.  For software sales that were considered multiple element transactions, the entire fee from the arrangement was allocated to each respective element based on its vendor specific fair value or upon the residual method and recognized when revenue recognition criteria for each element was met. Vendor specific fair value for each element was established based on the sales price charged when the same element was sold separately or based upon a renewal rate.

Income Taxes

The Company accounts for income taxes for uncertain tax positions using a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in our financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. In addition, the Company continued to recognize interest and/or penalties related to uncertain tax positions as income tax expense in its Consolidated Statements of Operations.

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets, tax credits, benefits, deductions and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to those uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to its tax provision in subsequent periods.  Due to the complexity and uncertainty associated with the Company’s tax contingencies, the Company cannot make a reasonably reliable estimate of the period in which the cash settlement will be made for the Company’s liabilities associated with uncertain tax positions.

 The Company must assess the likelihood that it will be able to recover its deferred tax assets. It considers positive and negative evidence such as historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If recovery is not likely, it must increase its provision for taxes by recording a valuation allowance against the deferred tax assets that it estimates will not ultimately be recoverable.

In addition, the calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. The Company recognizes liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes and related interest will be due. If it ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which it determines that the liability is no longer necessary. The Company records an additional charge in its provision for taxes in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.

Note 2.    Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2013-02, Topic 350 -  Comprehensive Income  ("ASU 2013-02"), which amends Topic 220 to improve the reporting of reclassifications out of accumulated other comprehensive income to the respective line items in net income. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. The Company is evaluating the impact of this ASU and does not expect the adoption will have a material impact on its consolidated results of operations or financial condition.

In July 2012, the FASB issued ASU No. 2012-02, Topic 350 -  Intangibles - Goodwill and Other  ("ASU 2012-02"), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. An entity would not be required to determine the fair value of the indefinite-lived intangible unless the entity determines, based on the qualitative assessment, that it is more likely than not that its fair value is less than the carrying value. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption is permitted. The Company is evaluating the impact of this ASU and does not expect the adoption will have an impact on its consolidated results of operations or financial condition.

Note 3.    Acquisitions

During both fiscal 2012 and 2011, the Company completed six acquisitions as it began its redeployment of capital into operating businesses.

Baseball Heaven

On June 27, 2011, the Company acquired all the net assets of Baseball Heaven LLC and Baseball Café, Inc. (collectively, “Baseball Heaven”), respectively, for an aggregate purchase price of $6.0 million in cash. Baseball Heaven is in the business of marketing and providing baseball facility services, including training camps, summer camps, leagues and tournaments, and concession and catering events. Baseball Heaven is included in the Steel Sports reporting segment.

The Company accounted for the Baseball Heaven acquisition as a business combination and the total consideration of $6.0 million has been allocated to the net assets and liabilities acquired based on their respective estimated fair values at June 27, 2011 as follows:

Amount
(in thousands)

Accounts receivable	$149
Loan receivable	15
Property and equipment	5,855
Intangible assets	235
Deferred revenue	(416)
Total identifiable net assets acquired	5,838

Goodwill	192

Net assets acquired	$6,030

The intangible assets acquired, consisting of customer relationships, are being amortized on a straight-line basis with a life of five years. The amortization expense of $20,000 is included in “Selling, marketing, and administrative expenses” in the Consolidated Statements of Operations for fiscal year 2011. The goodwill of $0.2 million arose from the growth potential the Company saw for Baseball Heaven and was expected to be deductible for tax purposes. As of December 31, 2012, the Company found this goodwill to be impaired. The $0.2 million goodwill impairment charge is included in the Consolidated Statements of Operations for fiscal 2012.

The acquisition-related costs for the purchase of Baseball Heaven, included in “Selling, marketing, and administrative” expenses in the Consolidated Statements of Operations, were $0.2 million for fiscal year 2011.

 The Show

On August 15, 2011, the Company acquired all of the net assets used by The Show, LLC (“The Show”), which it contributed to The Show in exchange for a 75% membership interest. The Company paid an aggregate purchase price of $1.5 million in cash for these assets. The Show was engaged in the business of outfitting little league baseball and softball players and coaches in fully licensed Major League Baseball, minor league, and college replica uniforms, and sponsoring, hosting, operating, and managing baseball and softball leagues, tournaments, and other events and related websites. The Show was included in the Steel Sports reporting segment.

The Company accounted for The Show acquisition as a business combination and the total consideration of $1.5 million was allocated to the net assets acquired (no liabilities were assumed in connection with this transaction) based on their respective estimated fair values at August 15, 2011 as follows:

Amount
(in thousands)

Inventory	$53
Property and equipment	151
Total identifiable net assets acquired	204

Non-controlling interest in The Show	(500)
Goodwill	1,796

Net assets acquired	$1,500

The goodwill of $1.8 million arose from the Company’s expectations for the potential of The Show to expand and was expected to be deductible for tax purposes. In July 2012, the Company reclassified The Show to discontinued operations as it was not meeting projections, with no expectation to perform as represented when acquired. As such, this goodwill was written off. See Note 5 for additional details. The acquisition-related costs for the purchase of The Show, included in “Selling, marketing, and administrative” expenses in the Consolidated Statements of Operations, were $0.1 million for fiscal year 2011.

Rogue

On December 7, 2011, the Company acquired all of the net assets of Rogue Pressure Services, LLC (“Rogue”) for an aggregate purchase price of $30.2 million, which includes cash of $29.0 million and a contingent consideration liability of $1.2 million pursuant to an earn-out clause based on the achievement of certain performance levels. Rogue provides snubbing services (controlled installation and removal of all tubulars - drill strings and production strings) in and out of the wellbore with the well under full pressure, flowtesting, and hydraulic work over/simultaneous operations (allows customers to perform multiple tasks on multiple wells on one pad at the same time). Rogue is included in the Steel Energy reporting segment.

The Company accounted for the Rogue acquisition as a business combination and the total cash consideration of $29.0 million was allocated to the net assets acquired and liabilities assumed based on their respective estimated fair values at December 7, 2011 as follows:

Amount
(in thousands)

Accounts receivable	$4,031
Inventory	138
Prepaid expenses	78
Property and equipment	15,309
Intangible assets	5,600
Accrued expenses	(1,194)
Total identifiable net assets acquired	23,962

Goodwill	6,256
Contingent consideration	(1,218)

Net assets acquired	$29,000

The intangible assets acquired consist of customer relationships and a trade name, which are being amortized on an accelerated basis over their useful lives, which range from five to ten years. The amortization expense of $29, 000 is included in “Cost of revenues” in the Consolidated Statements of Operations for fiscal year 2011. The goodwill of $6.3 million arises from the growth potential the Company sees for Rogue and is expected to be deductible for tax purposes. The acquisition-related costs for the purchase of Rogue included in “Selling, marketing, and administrative” expenses in the Consolidated Statements of Operations, were $0.2 million for fiscal 2011. The contingent consideration liability is included in “Accrued expenses and other liabilities” in the Consolidated Balance Sheet. As Rogue did not meet the requirements for payment of the contingent consideration liability for fiscal 2012, the Company recorded an adjustment to the liability of $0.7 million, which is included as a reduction of “Selling, general and administrative” expenses in the Consolidated Statements of Operations for fiscal 2012.

Eagle

On February 9, 2012, the Company acquired the business and assets of Eagle Well Services, Inc., which after the transaction operated as Well Services Ltd. (“Well Services”) for an aggregate purchase price of $48.1 million in cash. Well Services engaged in the business of workover rig well servicing, including down hole well maintenance and workover, down hole well repairs, well completions, well recompletions, well drill outs and clean outs, and well reentry.

The Company accounted for this acquisition as a business combination and the total cash consideration of $48.1 million has been allocated to the net assets acquired based on their respective estimated fair values at February 9, 2012 as follows:

Amount
(in thousands)

Property and equipment	$23,842
Intangible assets	14,300
Accrued expenses	(137)
Total net identifiable assets	38,005

Goodwill	10,126

Net assets acquired	$48,131

The intangible assets acquired consist of customer relationships, which are being amortized on an accelerated basis over the estimated useful life of ten years. The $10.1 million goodwill arises from the growth potential the Company sees for the Well Services business, along with expected synergies with the Company’s current Steel Energy businesses, and is expected to be deductible for tax purposes. The acquisition-related costs for the purchase of Well Services included in “Selling, general and administrative” expenses in the Consolidated Statement of Operations were $0.2 million for fiscal 2012.

Sun Well

On May 31, 2012, the Company completed its acquisition of SWH, Inc. (“SWH”), a subsidiary of BNS Holding, Inc. (“BNS”). SWH’s sole business is Sun Well Service, Inc. (“Sun Well”), which is a provider of premium well services to oil and gas exploration and production companies operating in the Williston Basin in North Dakota and Montana.

Pursuant to the terms of the Share Purchase Agreement, the Company acquired all of the capital stock of SWH for an acquisition price aggregating $68.7 million. The aggregate acquisition price consisted of the issuance of 2,027,500 shares of the Company’s common stock (valued at $30 per share) and cash of $7.9 million. Affiliates of Steel Partners Holdings L.P. (“Steel Partners”) owned approximately 40% of the Company’s outstanding common stock and 85% of BNS prior to the execution of the Share Purchase Agreement.

As a result of the acquisition and additional shares acquired on the open market, Steel Partners beneficially owned approximately 51.1% of the Company’s outstanding common stock. Both BNS and the Company appointed a special committee of independent directors to consider and negotiate the transaction because of the ownership interest held by Steel Partners in each company. Please see Note 18 for further details of this related party transaction.

The Company accounted for this acquisition as a business combination and the total acquisition price has been allocated to the net assets acquired based on their respective estimated fair values at May 31, 2012 as follows:

Amount
(in thousands)

Cash	$3,561
Accounts receivable	7,233
Prepaid expense and other current assets	782
Property and equipment	29,787
Identifiable intangible assets	27,300
Other long-term assets	714
Accounts payable	(1,036)
Accrued expenses and other current liabilities	(3,464)
Long-term debt	(16,000)
Capital lease obligations	(1,622)
Deferred tax liabilities	(15,066)
Total net identifiable assets	32,189

Goodwill	36,557

Net assets acquired	$68,746

The $27.3 million intangible assets acquired consist of customer relationships and a trade name, which will be amortized on an accelerated basis over their respective estimated useful lives of ten and five years, respectively. The $36.6 million goodwill arises from the growth potential the Company sees for Sun Well, along with expected synergies with the Company’s current Steel Energy businesses, and is expected to be non-deductible for tax purposes. The acquisition-related costs for the purchase of SWH included in “Selling, general and administrative” expenses in the Consolidated Statements of Operations were $1.2 million for fiscal 2012.

Additionally, on May 31, 2012, the business of Well Services was combined with Sun Well and both businesses now operate as Sun Well, which is included in the Steel Energy reporting segment.

CrossFit

On November 5, 2012, we acquired 50% of CrossFit South Bay for $82,500 and 50% of the newly formed CrossFit Torrance. As part of the transaction, we also agreed to loan CrossFit Torrance up to $1.1 million to fund leasehold improvements and equipment. Both CrossFit companies provide strength and conditioning services and are included in Steel Sports. Due to having control over the operations, the Company accounted for the CrossFit South Bay acquisition as a business combination and the total consideration of $82,500 has been allocated to the net assets and liabilities acquired based on their respective estimated fair values at November 5, 2012, as follows:

Amount
(in thousands)

Cash	$6
Property and equipment	18
Accounts payable	(14)
Total identifiable net assets acquired	10

Non-controlling interest in CrossFit South Bay	(82)
Goodwill	154

Net assets acquired	$82

The $0.1 million of goodwill arises from the growth potential the Company sees for CrossFit South Bay, and is expected to be deductible for tax purposes. The acquisition-related costs for the acquisition of CrossFit South Bay included in “Selling, general and administrative” expenses in the Consolidated Statement of Operations aggregated $4,252 for fiscal 2012.

The results of operations of the acquisitions have been included in the accompanying financial statements since their respective acquisition dates. Since all previous operations of the Company prior to June 2011 have been discontinued, the revenues and cost of revenues of the acquired businesses represent the entire revenues and cost of revenues of the Company for the periods presented.

Pro Forma Financial Information

The Company is not including pro forma information for the operations of Baseball Heaven, The Show and CrossFit South Bay for the periods prior to their acquisition because they were not material to the Company’s results of operations and earnings per share. The following pro forma financial information presents the combined results of the Company, Sun Well (including Eagle merged as Well Services) and Rogue, as if the acquisitions had occurred at the beginning of the fiscal year ended December 31, 2011. Such pro forma results are not necessarily indicative of what would have actually occurred had the acquisitions been in effect for the entire periods. The pro forma financial results are as follows:

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
	(unaudited)
	(in thousands)

Net revenues	$123,876	$82,755
Income from continuing operations, net of taxes	$24,997	$8,347
Income (loss) from discontinued operations, net of taxes	$(1,935)	$6,275
Net income attributable to Steel Excel Inc.	$23,511	$14,712

Note 4.    Stock Benefit Plans

The Company grants stock options and other stock-based awards to employees, directors and consultants under two equity incentive plans, the 2004 Equity Incentive Plan, as amended and restated on August 20, 2008 and as further amended thereafter (the “2004 Equity Incentive Plan”) and the 2006 Director Plan, as amended. As disclosed in Note 1, all share information has been adjusted to reflect the Reverse/Forward Split.

As of December 31, 2012, the Company had an aggregate of 1.8 million shares of its common stock reserved for issuance under its 2004 Equity Incentive Plan, of which 0.1 shares were subject to outstanding options and other stock-based awards and 1.7 million shares were available for future grants of options and other stock-based awards. As of December 31, 2012, the Company had an aggregate of 0.5 million shares of its common stock reserved for issuance under its 2006 Director Plan, of which 0.1 million shares were subject to outstanding options and other stock-based awards and 0.4 million shares were available for future grants of options and other stock-based awards.

Stock Benefit Plan Activities

Stock Options: A summary of stock option activity under all of the Company’s equity incentive plans as of December 31, 2012 and for fiscal years ended December 31, 2012 and 2011, and for the Transition Period is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(in thousands, except exercise price and contractual terms)

Outstanding at March 31, 2010	488	$40.50
Granted	9	$29.30
Exercised	(76)	$28.50
Forfeited	-	$38.70
Expired	(341)	$44.00
Outstanding at December 31, 2010	80	$35.61
Granted	28	$28.73
Exercised	(1)	$28.60
Forfeited	(1)	$28.40
Expired	(12)	$48.32
Outstanding at December 31, 2011	94	$31.89
Granted	3	$13.32
Exercised	-	$-
Forfeited	(5)	$37.60
Expired	(27)	$46.16
Outstanding at December 31, 2012	65	$30.93	7.76	$-

Options vested and expected to vest at
December 31, 2012	65	$30.93	7.76	$-

Options exercisable at:
December 31, 2010	69	$36.60
December 31, 2011	68	$33.12
December 31, 2012	46	$31.98	7.21	$-

There is no aggregate intrinsic value of options at December 31, 2012 and 2011 as there were no options “in-the-money.” During fiscal year 2011 and the Transition Period, the aggregate intrinsic value of options exercised under the Company’s equity incentive plans was minimal. The following table summarizes the Company’s options outstanding and exercisable at December 31, 2012:

			Options Outstanding			Options Exercisable
Range of Exercise Prices			Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
			(in thousands, except exercise price and contractual life)

$25.00	-	$30.00	45	8.56	$28.67	26	$28.88
$30.01	-	$35.00	15	6.42	$32.84	12	$32.84
$35.01	-	$40.00	-	-	$-	-	$-
$40.01	-	$45.00	5	5.19	$40.72	8	$40.72
			65			46

As of December 31, 2012, the total unamortized stock-based compensation expense related to non-vested stock options, net of estimated forfeitures, was approximately $0.1 million and this expense is expected to be recognized over a remaining weighted-average period of 1.7 years.

Restricted Stock: Restricted stock awards and restricted stock units (collectively, “restricted stock”) were granted under the Company’s 2004 Equity Incentive Plan and 2006 Director Plan. As of December 31, 2012, there were 86,041 shares of service-based restricted stock awards and 16,875 shares of restricted stock units outstanding. The cost of restricted stock, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse. Certain non-employee directors received restricted stock shares that will vest immediately if the relationship between the Company and the non-employee director ceases for any reason. These non-vested shares are recognized and fully expensed as stock-based compensation expense at the date of grant.

A summary of activity for restricted stock as of December 31, 2012 and changes during fiscal years 2012 and 2011, and the Transition Period is as follows:

	Shares	Weighted Average Grant Date Fair Value
	(in thousands)

Non-vested stock at March 31, 2010	172	$30.10
Awarded	8	$29.30
Vested	(45)	$32.80
Forfeited	(127)	$29.10
Non-vested stock at December 31, 2010	8	$29.40
Awarded	17	$37.61
Vested	(10)	$28.97
Forfeited	-	$28.39
Non-vested stock at December 31, 2011	15	$29.40
Awarded	100	$27.34
Vested	(12)	$29.09
Forfeited	-	$-
Non-vested stock at December 31, 2012	103	$23.34

All restricted stock units issued prior to December 31, 2011 were awarded at the par value of $0.001 per share (adjusted to $0.01 per share to reflect the Reverse/Forward Split). As of December 31, 2012, the total unamortized stock-based compensation expense related to non-vested restricted stock units that is expected to vest, net of estimated forfeitures, was immaterial.

Stock-Based Compensation

The Company measures and recognizes stock-based compensation for all stock-based awards made to its employees and directors based on estimated fair values using a straight-line amortization method over the respective requisite service period of the awards and adjusts it for estimated forfeitures. In addition, the Company applies the simplified method to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee stock-based compensation, which is available to absorb tax shortfalls.

In May 2010, the Compensation Committee of the Board of Directors modified all employees’ unvested stock-based awards, including stock options, restricted stock awards and restricted stock units, including those with performance-based vesting (none of which affect the Company’s Interim President and Chief Executive Officer). The modification of the unvested stock-based awards was effective the earlier of (1) June 8, 2010, the date the Company consummated the Purchase Agreement with PMC-Sierra for the sale of the DPS Business and PMC-Sierra assumed certain liabilities related to the DPS Business or (2) the date in which an employee was involuntarily terminated (other than for cause) as part of the actions the Company took related to its sale of the DPS Business.  The modifications included the acceleration of unvested stock-based awards and a settlement of unvested stock-based awards in the form of a fixed cash payment, resulting in total stock-based compensation expense of $0.2 million and cash compensation expense of $1.2 million, respectively, for the Transition Period.

Stock-based compensation expense included in the Consolidated Statements of Operations for the Transition Period and fiscal 2012 and 2011 is as follows:

	Fiscal Year Ended December 31,		Nine-Month Transition Period Ended December 31,
	2012	2011	2010(2)
	(in thousands)
Stock-based compensation expense by caption
Selling, marketing and administrative	$1,487	$524	$470
Effect on income (loss) from continuing operations, net of taxes (1)	$1,487	$524	$470

Stock-based compensation expense by type of award:
Stock options	$92	$69	$215
Restricted stock awards and restricted stock units	1,395	455	255
Effect on income (loss) from continuing operations, net of taxes (1)	$1,487	$524	$470

(1)
The total stock-based compensation, net of taxes, recorded on the Consolidated Statements of Operations and Consolidated Statements of Cash Flows for Transition Period and fiscal 2010, differs from the Consolidated Statements of Stockholders’ Equity as the Consolidated Statements of Stockholders’ Equity includes both continuing and discontinued operations.

(2)
The stock-based compensation recorded in the Transition Period excluded the cash compensation expense of $1.2 million paid to employees related to the settlement of unvested stock-based awards in the form of a fixed cash payment.

Stock-based compensation expense in the above table does not reflect any significant income tax expense, which is consistent with the Company’s treatment of income or loss from its United States operations for tax purposes. For the fiscal 2012 and 2011, and the Transition Period, there are no income tax benefits realized for the tax deductions from option exercises of the stock-based payment arrangements. In addition, there was no stock-based compensation costs capitalized as part of an asset in the Transition Period and fiscal 2012 and 2011 as the amounts were immaterial.

Valuation Assumptions

The Company used the Black-Scholes option pricing model for determining the estimated fair value for all stock-based awards. The fair value of the stock-based awards granted in the Transition Period and fiscal 2012 and 2011 were estimated using the following weighted-average assumptions:

	Fiscal Year Ended December 31,		Nine-Month Transition Period Ended December 31,
	2012	2011	2010

Expected life (in years)	1.1	4.3	5.5
Risk-free interest rate	0.2%	1.5%	1.7%
Expected volatility	58%	44%	44%
Dividend yield	-	-	-
Forfeiture rate	40%	40%	40%
Weighted average fair value
Stock options	$13.32	$-	$12.30
Restricted stock	$27.34	$28.40	$28.30

Note 5.    Business Disposition and Wind Down

The Company sold its business of providing data storage and software solutions and products (the “DPS Business”) to PMC-Sierra, Inc. (“PMC-Sierra”) on June 8, 2010. The purchase price for the DPS Business was $34.3 million, of which $29.3 million was received by the Company upon the closing of the transaction and the remaining $5.0 million was withheld in an escrow account (“DPS Holdback”). The DPS Holdback was released to the Company on June 8, 2011, one year after the consummation of the sale, except for $0.1 million to provide for one disputed claim, and was recognized as contingent consideration in discontinued operations when received. The $0.1 million was received in September 30, 2011.  The Company recorded a gain of $10.7 million, net of taxes of $6.6 million, on the disposal of the DPS Business in the Transition Period, which is included in the “Loss from discontinued operations, net of taxes” in the Consolidated Statements of Operations.

Further, on June 8, 2010, the Company entered into a transition service agreement with PMC-Sierra, in which the Company provided certain services required for the operation of the DPS Business through December 2010 and the direct costs associated with providing these services were reimbursed by PMC-Sierra. As a result of the transition service agreement, cash of $1.7 million was received on behalf of PMC-Sierra upon collection of accounts receivable and was classified as “Restricted cash” and included in “Accounts payable” on the Company’s Consolidated Balance Sheets at December 31, 2010. In the Transition Period, the Company incurred approximately $1.3 million in direct costs under the transition service agreement with PMC-Sierra, which were reimbursed by PMC-Sierra.

In July 2011, the Company ceased its efforts to sell or license its intellectual property from the Aristos Business and finalized the wind down of such business. As such, the disposed DPS Business and wound down Aristos Business are reflected as discontinued operations in the accompanying financial statements and prior periods have been reclassified to conform to this presentation.

As disclosed above, in July 2012, the Company reclassified The Show to discontinued operations as it was not meeting projections, with no expectation to perform as represented when acquired.

Revenues and the components of income related to The Show, the DPS Business and the Aristos Business included in discontinued operations in the fiscal years ended December 31, 2012 and 2011, and nine-month transition period ended December 31, 2010 are as follows:

	Fiscal Year Ended December 31,		Nine-Month Transition Period Ended December 31,
	2012	2011	2010
	(in thousands)

Revenues	$451	$91	$20,620

Income (loss) from discontinued operations before income taxes	$(1,935)	$1,624	$(17,647)
Benefit from income taxes	-	-	6,358
Income (loss) from discontinued operations, net of taxes	$(1,935)	$1,624	$(11,289)

Income from discontinued operations for fiscal year ended December 31, 2011, includes the sale of patents from the DPS Business for $1.9 million and activity from The Show. There was no financial activity from the Aristos Business during fiscal year 2011. The loss from discontinued operations for the fiscal year ended December 31, 2012 includes activity of The Show only.

Note 6.    Marketable Securities

During February 2012, the Company’s Board of Directors executed a written consent permitting it to invest up to $10 million in publicly traded companies engaged in certain oilfield servicing, energy services, and related businesses, which was an exception to its investment policy at that time. In June 2012, the Board established an Investment Committee, which was formed to develop investment strategies for the Company and to set and implement investment policies with respect to its cash. The Investment Committee was directed by the Board to establish and implement an investment policy for the Company’s portfolio that meets the following general objectives: preserve principal; maximize total return given overall market conditions; meet internal liquidity requirements; and comply with applicable accounting, internal control and reporting requirements and standards. The Investment Committee is authorized, among other things, to invest its excess cash directly or allocate investments to outside managers for investment in equity or debt securities, provided that the Investment Committee may not invest more than $25 million in any single investment or with any single asset manager without the Board’s approval. Given the overall market conditions, the Company regularly reviews its investment portfolio to ensure adherence to the investment policy and to monitor individual investments for risk analysis and proper valuation.

The Company’s portfolio of marketable securities at December 31, 2012 was as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Available-for-sale securities:
Short-term deposits	$48,596	$-	$-	$48,596
Mutual funds	10,368	1,452	-	11,820
United States government securities	99,299	178	-	99,477
Corporate securities	20,842	1,255	(1,980)	20,117
Corporate obligations	48,708	283	(277)	48,714
Commerical paper	22,275	16	-	22,291
Total available-for-sale securities	250,088	3,184	(2,257)	251,015
Amounts classified as cash equivalents	(51,887)	-	-	(51,887)
Amounts classified as marketable securities	$198,201	$3,184	$(2,257)	$199,128

The Company’s portfolio of marketable securities at December 31, 2011 was as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Available-for-sale securities:
Short-term deposits	$3,029	$-	$-	$3,029
United States government securities	309,189	593	(3)	309,779
Government agencies	3,505	21	-	3,526
Corporate obligations	1,513	8	-	1,521
Total available-for-sale securities	317,236	622	(3)	317,855
Amounts classified as cash equivalents	(2,914)	-	-	(2,914)
Amounts classified as marketable securities	$314,322	$622	$(3)	$314,941

Sales of marketable securities resulted in gross realized gains of $0.6 million, $2.0 million, and $1.1 million for fiscal 2012 and 2011, and the Transition Period, respectively. Sales of marketable securities resulted in gross realized losses of $0.3 million, $0.3 million, $0.5 million for fiscal 2012 and 2011, and the Transition Period, respectively.

The following table summarizes the fair value and gross unrealized losses of the Company’s available-for-sale marketable securities, aggregated by type of investment instrument and length of maturity for individual securities that were in an unrealized loss position at December 31, 2012:

	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)

U.S. government securities	$88,420	$-	$11,056	$-	$99,476	$-
Corporate oligations	24,346	(2)	24,370	(272)	48,716	(274)
Total	$112,766	$(2)	$35,426	$(272)	$148,192	$(274)

The following table summarizes the fair value and gross unrealized losses of the Company’s available-for-sale marketable securities, aggregated by type of investment instrument and length of maturity for individual securities that were in an unrealized loss position at December 31, 2011:

	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)

U.S. government securities	$15,186	$(3)	$-	$-	$15,186	$(3)

The Company’s investment portfolio consists of both corporate and government securities that generally mature within three years. The longer the duration of these securities, the more susceptible they are to changes in market interest rates and bond yields. As yields increase, those securities purchased with a lower yield-at-cost show a mark-to-market unrealized loss. All unrealized losses are due to changes in interest rates and bond yields. The Company has considered all available evidence and determined that the marketable securities in which unrealized losses were recorded in the Transition Period and fiscal years 2012 and 2011 were deemed to be temporary. The Company holds its marketable securities as available-for-sale and marks them to market through a corresponding adjustment to other comprehensive income (loss) in stockholders’ equity. Classification of marketable securities as a current asset is based on the intended holding period and realizability of the asset.

The amortized cost and estimated fair value of investments in available-for-sale debt securities at December 31, 2012, by contractual maturity, were as follows:

	Cost	Estimated Fair Value
	(in thousands)

Mature in one year or less	$214,784	$215,589
Mature after one year through three years	19,550	19,854
Mature in more than three years	15,753	15,572
Total	$250,087	$251,015

Note 7.    Accumulated Other Comprehensive Income

Changes, net of tax, in Accumulated other comprehensive income are as follows:

	Unrealized Gain on Securities	Cumulative Translation Adjustment	Total

Balance at December 31, 2011	$624	$119	$743
Other comprehensive income (loss)	303	(100)	203

Balance at December 31, 2012	$927	$19	$946

Note 8.    Fair Value Measurements

Fair value is defined as the price that would be received for selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard surrounding fair value measurements establishes a fair value hierarchy, consisting of three levels, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Financial Assets Measured at Fair Value on a Recurring Basis

The Company utilized levels 1, 2 and 3 to value its financial assets on a recurring basis.  Level 1 instruments use quoted prices in active markets for identical assets or liabilities, which include the Company’s cash accounts, short-term deposits and money market funds as these specific assets are liquid.  Level 1 instruments also include United States government securities, government agencies, and state and municipalities, as these securities are backed by the federal or state governments and traded in active markets frequently with sufficient volume.  Level 2 instruments are valued using the market approach, which uses quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities and include mortgage-backed securities, corporate obligations and asset-backed securities as similar or identical instruments can be found in active markets. Level 3 is supported by little or no market activity and requires a high level of judgment to determine fair value, which includes the Company’s two venture fund investments and the Rogue contingent consideration. The carrying amount of the contingent consideration is measured at fair value on a recurring basis using unobservable inputs in which little or no market activity exists. The Company periodically monitors its two venture capital funds and records these investments within “Other long-term assets” on the Condensed Balance Sheets based on quarterly statements the Company receives from each of the funds.  The statements are generally received one quarter in arrears, as more timely valuations are not practical. The statements reflect the net asset value, which the Company uses to determine the fair value for these investments, which (a) do not have a readily determinable fair value and (b) either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company. The assumptions used by the Company, due to lack of observable inputs, may impact the fair value of these equity investments in future periods. In the event that the carrying value of its equity investments exceeds their fair value, or the decline in value is determined to be other-than-temporary, the carrying value is reduced to its current fair value, which is recorded in “Interest and other income, net,” in the Condensed Statements of Operations. At December 31, 2012, there were no significant transfers that occurred between any of the levels of the Company’s financial assets.

A summary of financial assets measured at fair value on a recurring basis at December 31, 2012 is as follows:

		Fair Value Measurements at Reporting Date Used
	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Assets
Cash, including short-term deposits(1)	$80,085	$80,085	$-	$-
United States government securities(2)	99,477	99,477	-	-
Corporate securities(2)	20,117	20,117	-	-
Commercial paper(2)	22,291	-	22,291	-
Corporate obligations(2)	48,714	-	46,931	1,783
Non-controlling interests in certain funds (3)	1,021	-	-	1,021
	$271,705	$199,679	$69,222	$2,804

Liabilities
Rogue contingent consideration(4)	$(475)	$-	$-	$(475)

(1)	At December 31 2012, the Company recorded $68.2 million and $11.9 million within “Cash and cash equivalents” and “Marketable securities,” respectively.
(2)	Recorded within “Marketable securities.”
(3)	Recorded within “Other long-term assets.”
(4)	Recorded within “Accrued expenses and other liabilities.”

A summary of financial assets measured at fair value on a recurring basis at December 31, 2011 is as follows:

		Fair Value Measurements at Reporting Date Used
	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Assets
Cash, including short-term deposits(1)	$8,601	$8,601	$-	$-
U.S. government securities(2)	309,780	309,780	-	-
Government agencies(2)	3,526	3,526	-	-
Corporate obligations(2)	1,521	-	1,521	-
Non-controlling interests in certain funds (3)	1,117	-	-	1,117
	$324,545	$321,907	$1,521	$1,117

Liabilities
Rogue contingent consideration(4)	$(1,218)	$-	$-	$(1,218)

(1)	At December 31 2011, the Company recorded $8.5 million and $0.1 million within “Cash and cash equivalents” and “Marketable securities,” respectively.
(2)	Recorded within “Marketable securities.”
(3)	Recorded within “Other long-term assets.”
(4)	Recorded within “Accrued expenses and other liabilities.”

A reconciliation of the beginning and ending balances of the Rogue contingent consideration for the years ended December 31, 2012 and 2011 is as follows:

Amount
(in thousands)

Balance, December 31, 2010	$-
Acquisition of Rogue	(1,218)
Change in fair value	-
Balance, December 31, 2011	(1,218)
Change in fair value	743
Balance, December 31, 2012	$(475)

The Company’s other financial instruments include accounts payable and accrued and other liabilities. Carrying values of these financial liabilities approximate their fair values due to the relatively short maturity of these items. The related cost basis for the Company’s 3/4% Convertible Senior Notes due December 22, 2023 (the “3/4% Notes”) at December 31, 2012 and 2011 was approximately $0.3 million on both dates. Although the remaining balance of its 3/4% Notes is relatively small and the market trading is very limited, the Company expects the cost basis for the 3/4% Notes of approximately $0.3 million at December 31, 2012 to approximate fair value. The Company’s convertible debt is recorded at its carrying value, not the estimated fair value.

Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis

The Company utilized Level 3 to value its non-financial assets on a non-recurring basis. Level 3 is categorized as significant unobservable inputs. The Company has no non-financial assets measured at fair value on a non-recurring basis as of December 31, 2012 and 2011. At December 31, 2010, the Company had $6.0 million of long-lived assets held-for-sale classified as Level 3 non-financial assets measured at fair value on a non-recurring basis. These assets were originally classified as held and used for $10.1 million, but were written down to the impaired fair value of $6.0 million on July 2, 2010, resulting in an impairment charge of $4.1 million included in the Consolidated Statement of Operations for the Transition Period. Other long-lived assets held and used were written down to zero value during the Transition Period, resulting in an impairment charge of $6.1 million.

Note 9.    Long-Lived Assets and Goodwill

Property and Equipment, Net

The components of property and equipment, net, at December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
	(in thousands)

Rigs and workover equipment	$42,945	$11,750
Buildings and improvements	6,110	-
Land	1,068	-
Leasehold improvements	5,909	5,677
Other equipment	25,440	3,205
Vehicles	1,639	648
Furniture and fixtures	308	100
Assets in progress	2,342	-
	85,761	21,380
Accumulated depreciation	(7,993)	(320)
Property and equipment, net	$77,768	$21,060

Assets in progress as of December 31, 2012 include a new indoor facility and restaurant building renovations at Baseball Heaven and a rig, service trucks and a building at Sun Well. The estimated cost to complete these assets is $1.3 million.

Depreciation expense for fiscal 2012 was $7.8 million, with $6.4 million and $1.4 million being included in “Cost of revenues” and “Selling, general and administrative” expenses, respectively, in the Consolidated Statements of Operations. Depreciation expense for fiscal 2011 was $0.3 million, with $0.1 million and $0.2 million being included in “Cost of revenues” and “Selling, general and administrative” expenses, respectively, in the Consolidated Statements of Operations. Depreciation expense in the Transition Period was $0.3 million and was included in “Loss from discontinued operations, net of taxes.” The Company impaired certain of its assets in the Transition Period, resulting in a write-down of $4.1 million, which was also included in “Loss from discontinued operations.”

Goodwill

A reconciliation of the changes to the Company’s carrying amount of goodwill for fiscal 2012 and 2011 are as follows:

Amount
(in thousands)

Balance, December 31, 2010	$-
Goodwill acquired in the acquisition of Baseball Heaven	192
Goodwill acquired in the acquisition of The Show	1,796
Goodwill acquired in the acquisition of Rogue	6,256
Balance, December 31, 2011	8,244
Goodwill acquired in the acquisition of Eagle	10,126
Goodwill acquired in the acquisition of Sun Well	36,557
Goodwill acquired in the acquisition of CrossFit South Bay	154
Impairment of goodwill of The Show	(1,796)
Impairment of goodwill of Baseball Heaven	(192)

Balance, December 31, 2012	$53,093

The components of goodwill at December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2,011
	(in thousands)

Goodwill	$55,081	$8,244
Accumulated impairment	(1,988)	-
Net goodwill	$53,093	$8,244

Intangible Assets, Net

The acquisitions made in fiscal 2012 and 2011 resulted in customer relationships and trade names aggregating $47.4 million as of December 31, 2012.

The components of intangible assets, net, at December 31, 2012and their amortization details are as follows:

	December 31, 2012
	Cost	Accumulated Amortization	Net	Amortization Method	Estimated Useful Life (years)
	(in thousands)
Steel Sports:
Customer relationships	$235	$(67)	168	Straight-line	5

Steel Energy:
Customer relationships	43,100	(6,356)	36,744	Accelerated	10
Trade names	4,100	(1,125)	2,975	Accelerated	5
	47,200	(7,481)	39,719
	$47,435	$(7,548)	$39,887

The components of intangible assets, net, at December 31, 2011and their amortization details are as follows:

	December 31, 2011
	Cost	Accumulated Amortization	Net	Amortization Method	Estimated Useful Life (years)
	(in thousands)
Steel Sports:
Customer relationships	$235	$(20)	215	Straight-line	5

Steel Energy:
Customer relationships	4,700	(29)	4,671	Accelerated	10
Trade names	900	-	900	Accelerated	5
	5,600	(29)	5,571
	$5,835	$(49)	$5,786

Estimated aggregate future amortization expenses for the next five years for the intangible assets are as follows:

	Steel Sports	Steel Energy	Total
	(in thousands)
For the year ended December 31:
2013	$47	$8,534	$8,581
2014	47	6,565	6,612
2015	47	5,267	5,314
2016	27	4,216	4,243
2017	-	3,158	3,158
Thereafter	-	11,979	11,979
	$168	$39,719	$39,887

Amortization expense for fiscal 2012 was $7.5 million, which is included in “Selling, general and administrative” expenses in the Consolidated Statement of Operations. Amortization expense for fiscal 2011 was $49,000, which is included in “Selling, general and administrative” expenses in the Consolidated Statements of Operations. Amortization expense for the Transition Period was $9.9 million and is included in “Loss from discontinued operations, net of taxes” in the Consolidated Statements of Operations.

Impairment Review

In June 2010, the Company made a decision to wind down its Aristos Business and notified its customers that final shipments would occur by the end of September 2010. The Company also planned to put its building up for sale towards the end of the Transition Period. As a result of these actions, the Company evaluated the carrying value of its long-lived assets at July 2, 2010 and determined that the carrying value of such assets may not be fully recoverable. The Company then measured the impairment loss and recognized the amount in which the carrying value exceeded the estimated fair value by recording an impairment charge of $10.2 million in the Transition Period, which is included in “Loss from discontinued operations, net of taxes,” in the Consolidated Statements of Operations. Of the $10.2 million impairment charge, $6.1 million related to the write off of intangible assets and the remaining $4.1 million related to the reduction of the carrying value of its property and equipment, net, to its estimated fair value. The estimated fair value was based on the market approach and considered the perspective of market participants using or exchanging the Company’s long-lived assets. The estimation of the impairment involved assumptions that required judgment by the Company.

Note 10.    ¾% Notes

In December 2003, the Company issued $225.0 million in aggregate principal amount of 3/4% Notes. The issuance costs associated with the 3/4% Notes totaled $6.8 million, which was amortized to interest expense over five years, and the net proceeds to the Company from the offering of the 3/4% Notes were $218.2 million. The Company pays cash interest at an annual rate of 3/4% of the principal amount at issuance, payable semi-annually on June 22 and December 22 of each year. The 3/4% Notes are subordinated to all existing and future senior indebtedness of the Company. The Company does not apply the accounting standard issued in May 2008 by the FASB with regard to applying a nonconvertible debt borrowing rate on its 3/4% Notes, as the 3/4% Notes may not be settled in cash or other assets upon conversion.

The 3/4% Notes are convertible at the option of the holders into shares of the Company’s common stock, par value $0.001 per share, only under the following circumstances: (1) prior to December 22, 2021, on any date during a fiscal quarter if the closing sale price of the Company’s common stock was more than 120% of the then current conversion price of the 3/4% Notes for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, (2) on or after December 22, 2021, if the closing sale price of the Company’s common stock was more than 120% of the then current conversion price of the 3/4% Notes, (3) if the Company elects to redeem the 3/4% Notes, (4) upon the occurrence of specified corporate transactions or significant distributions to holders of the Company’s common stock occur or (5) subject to certain exceptions, for the five consecutive business day period following any five consecutive trading day period in which the average trading price of the 3/4% Notes was less than 98% of the average of the sale price of the Company’s common stock during such five-day trading period multiplied by the 3/4% Notes then current conversion rate. Subject to the above conditions, each $1,000 principal amount of 3/4% Notes is convertible into approximately 8.5441 shares of the Company’s common stock (equivalent to an initial conversion price of approximately $117.04 per share of common stock).

In fiscal 2010, the Company repurchased a total of $0.1 million at a price equal to 100% of the principal amount of the 3/4% Notes. At December 31, 2012 and 2011, the Company had a remaining liability of $0.3 million of aggregate principal amount related to its 3/4% Notes. Each remaining holder of the 3/4% Notes may require the Company to purchase all or a portion of its 3/4% Notes on December 22, 2013, on December 22, 2018 or upon the occurrence of a change of control (as defined in the indenture governing the 3/4% Notes) at a price equal to the principal amount of 3/4% Notes being purchased plus any accrued and unpaid interest and the Company may redeem some or all of the 3/4% Notes for cash at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued interest to, but excluding, the redemption date. The Company may seek to make open market repurchases of the remaining balance of its 3/4% Notes within the next twelve months.

Note 11.    Liabilities

The components of accrued and other liabilities at December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
	(in thousands)

Tax-related	$1,197	$56
Accrued compensation and related taxes	3,658	1,593
Deferred revenue	299	278
Professional services	282	485
Accrued fuel and rig-related charges	162	-
Accrued workers compensation	-	1,233
Other	739	181
	$6,337	$3,826

The components of other long-term liabilities at December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
	(in thousands)

Tax-related	$7,373	$10,737
Phantom stock liability	1,798	-
	$9,171	$10,737

The tax-related long-term liabilities relate primarily to FIN 48 uncertainties primarily associated with our foreign subsidiaries. Through its acquisition of SWH, the Company has a phantom stock plan agreement (the “Phantom Plan”), in which the board of directors is authorized to grant phantom shares to employees and consultants. The value of the phantom shares outstanding was fixed as a result of the acquisition. If employees or consultants terminate from the Company other than by death or disability, their unvested shares are returned to the Phantom Plan. Phantom stockholders are entitled to receive a cash payment for their vested shares on February 1, 2016, unless there is a change of control or employee death. The Company is accounting for the unvested portion of the Phantom Plan as post-combination compensation expense by accreting a liability over the vesting period.

Sun Well has a credit agreement with Wells Fargo Bank, National Association that includes a term loan of $20.0 million and a revolving line of credit for up to $5.0 million. The loans are secured by the assets of Sun Well and bear interest, at the option of Sun Well, at LIBOR plus 3.5% or the greater of (a) the bank’s prime rate, (b) the Federal Funds Rate plus 1.5%, or (c) the Daily One-Month LIBOR rate plus 1.5% for base rate loans. Both options are subject to leverage ratio adjustments. The interest payments are made monthly. The term loan is repayable in $1.0 million quarterly principal installments from September 30, 2011 through June 30, 2015. Sun Well borrowed $20.0 million on the term loan in July 2011 and has made $6.0 million and $1.0 million in scheduled and extra principal payments through December 31, 2012, respectively. Borrowings under the revolving loan, which are determined based on eligible accounts receivable, mature on June 30, 2015 with a balloon payment. There is no balance due on the revolving loan as of December, 2012. Under the agreement, Sun Well is subject to certain financial covenants, with which it was in compliance as of December 31, 2012.

The future principal payments due on the notes payable are as follows:

Amount
(in thousands)
For the year ended December 31:
2013	$4,000
2014	4,000
2015	5,000
$13,000

The Company made a principal payment of $10.0 million in February 2013 but intends to continue with the scheduled quarterly payments.

Through its acquisitions, the Company acquired certain equipment under capital lease obligations. The following is a schedule of the future annual minimum payments for these leases as of December 31, 2012:

Amount
(in thousands)
For the year ended December 31:
2013	$490
2014	463
2015	463
2016	134
Total minimum lease payments	1,550
Less amount representing interest	(153)

Present value of net minimum lease payments	1,397
Less current portion	(413)

Capital lease obligations, net of current portion	$984

Note 12.    Restructuring Charges

During fiscal 2011, the Company completed all of its outstanding restructuring plans. The Company had implemented restructuring plans in the Transition Period, and in fiscal 2010 and 2009. In addition, the Company had an acquisition-related restructuring plan in place from its fiscal year ended March 31, 2006. The goals of these plans were to bring the Company’s operational expenses to appropriate levels relative to its historical net revenues, while simultaneously implementing extensive company-wide expense-control programs. All expenses, including adjustments, associated with the Company’s restructuring plans are included in “Restructuring charges” and/or “Loss from discontinued operations, net of taxes” in the Consolidated Statements of Operations.

The activity in the restructuring accrual for all outstanding plans from December 31, 2010 through December 31, 2011 was as follows:

	Severance and Benefits	Other Charges	Total
	(in thousands)

Accrual balance at December 31, 2010	$881	$350	$1,231
Accrual adjustments	(36)	-	(36)
Cash paid	(845)	(350)	(1,195)
Accrual balance at December 31, 2011	$-	$-	$-

All restructuring plans were completed as of December 31, 2011 and the Company does not anticipate further plans being implemented.

Note 13.    Commitments and Contingencies

Contractual Obligations

Through its acquisitions, the Company assumed additional leases of property with the following non-cancelable obligations:

Amount
(in thousands)
For the year ending December 31:
2013	$490
2014	463
2015	463
2016	134
2017	-
$1,550

Rent expense for property and equipment for the fiscal year ended December 31, 2012 was $2.7 million as a result of the various acquisitions. Rent expense for fiscal 2011 and the Transition Period were immaterial.

Legal Proceedings

From time to time, we are subject to litigation or claims, including claims related to businesses that we wound down or sold, which are normal in the course of business, and while the results of such litigation matters and claims cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse impact on our financial position, results of operations or cash flows. However, because of the nature and inherent uncertainties of litigation, should the outcome of these actions be unfavorable, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

For an additional discussion of certain risks associated with legal proceedings, see “Item 1A. Risk Factors” of this Annual Report on Form 10-K.

Intellectual Property and Other Indemnification Obligations

The Company has agreements whereby it indemnified its directors and certain of its officers for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. These indemnification agreements are not subject to a maximum loss clause; however, the Company maintains a director and officer insurance policy which may cover all or a portion of the liabilities arising from its obligation to indemnify its directors and officers. It is not possible to make a reasonable estimate of the maximum potential amount of future payments under these or similar agreements due to the conditional nature of the Company’s obligations and the unique facts and circumstances involved in each particular agreement. Historically, the Company has not incurred significant costs to defend lawsuits or settle claims related to such agreements and no amount has been accrued in the accompanying Consolidated Financial Statements with respect to these indemnification guarantees.

In addition, the Company entered into agreements with PMC-Sierra that included certain indemnification obligations related to the sale of the DPS Business. These indemnification obligations generally required the Company to compensate the other party for certain damages and costs incurred as a result of third party claims. In these circumstances, payment by the Company was conditional on the other party making a claim pursuant to the procedures specified in the particular agreements, which procedures typically allowed the Company to challenge the other party’s claims. Further, the Company’s obligations under these agreements was limited in terms of time and/or amount, and in some instances, the Company may have had recourse against third parties for certain payments made by it under these agreements. No liability resulted from the agreements with PMC-Sierra.

Product Warranty from Discontinued Operations

The Company provided an accrual for estimated future warranty costs based upon the historical relationship of warranty costs to sales. The estimated future warranty obligations related to product sales were recorded in the period in which the related revenue was recognized. The estimated future warranty obligations were affected by sales volumes, product failure rates, material usage and replacement costs incurred in correcting a product failure. If actual product failure rates, material usage or replacement costs differed from the Company’s estimates, revisions to the estimated warranty obligations would be required. Substantially all of the Company’s product warranty liability transferred to PMC-Sierra upon the sale of the DPS Business, except those amounts associated with the Company’s Aristos Business. As of December 31, 2010, all product warranties were fulfilled.

Note 14.    Interest and Other Income, Net

The components of interest and other income, net, for fiscal 2012, fiscal 2011, and the Transition Period are as follows:

	Fiscal Year Ended December 31, 2012	Fiscal Year Ended December 31, 2011	Nine-Month Transition Period Ended December 31, 2010
	(in thousands)

Interest income	$2,184	$4,088	$5,101
Realized currency translation gains	79	3,934	18
Loss on disposal of long-lived assets	(679)	-	-
Other	(517)	336	89
	$1,067	$8,358	$5,208

Note 15.    Income Taxes

The components of income (loss) from continuing operations before benefit from (provision for) income taxes for all periods presented are as follows:

	Fiscal Year Ended December 31,		Nine-Month Transition Period Ended December 31,
	2012	2011	2010
	(in thousands)
Income (loss) from continuing operations before income taxes:
Domestic	$6,326	$(2,717)	$(12,220)
Foreign	141	2,559	2,436
	$6,467	$(158)	$(9,784)

The components of the benefit from (provision) for income taxes from continuing operations for all periods presented are as follows:

	Fiscal Year Ended December 31,		Nine-Month Transition Period Ended December 31,
	2012	2011	2010
	(in thousands)
Federal:
Current	$34	$(2,666)	$76
Deferred	15,066	-	-
	15,100	(2,666)	76
Foreign:
Current	1,373	1,979	(7,961)
Deferred	-	921	276
	1,373	2,900	(7,685)
State
Current	(979)	(8)	7
Deferred	218	-	-
	(761)	(8)	7

Benefit from (provision for) income taxes	$15,712	$226	$(7,602)

The Company’s effective tax rate differed from the federal statutory rate for all periods presented as follows:

	Fiscal Year Ended December 31,		Nine-Month Transition Period Ended December 31,
	2012	2011	2010

Federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	15.1%	-1.9%	0.0%
Foreign losses not benefited	-0.6%	-19.6%	1.2%
Changes in tax reserves	0.0%	640.3%	-78.2%
Change in valuation allowance	-297.8%	5852.1%	-33.6%
Distributions from foreign subsidiaries	-4.9%	-6599.8%	-3.8%
Other permanent differences	24.6%	143.2%	1.7%
	-228.6%	49.3%	-77.7%

The Company recorded a benefit from income taxes of $15.7 million for the year ended December 31, 2012, primarily due to the release of a portion of the valuation allowance and a refund received as a result of a tax settlement in Singapore. The valuation allowance release was related to deferred tax liabilities recognized for the difference between the fair value and carrying basis of certain tangible and intangible assets obtained as part of the business combination, which can be used as a source of income to support realization of certain domestic deferred tax assets. Under generally accepted accounting principles, changes in an acquirer's valuation allowance that stem from a business combination should be recognized as an element of the acquirer's deferred income tax expense (benefit) in the reporting period that includes the business combination. For income tax purposes, amounts assigned to particular assets acquired and liabilities assumed may be different than amounts used for financial reporting. The differences in assigned values for financial reporting and tax purposes result in temporary differences. In applying ASC 740, companies are required to recognize the tax effects of temporary differences related to all assets and liabilities. The Company paid $3.5 million in taxes in Singapore during fiscal 2012 for prior year assessments on a liability that was part of its FIN 48 reserve. The Singapore IRAS subsequently refunded $1.4 million of that assessment based on information the Company provided.

The Company recorded a benefit from income taxes of $0.2 million for the fiscal year ended December 31, 2011, primarily due to the reversal of reserves for foreign taxes as a result of a favorable settlement in Singapore. During fiscal 2011, the Company made significant changes to its historic investment portfolio to move to primarily low-risk interest-bearing government securities. These changes were significant enough, in the Company’s judgment, to consider the legacy portfolio to have been disposed of for the purpose of tracking a disproportionate tax effect that arose in fiscal 2008. Fiscal 2011 also included the Company realizing certain currency translation gains due to substantial liquidation of certain of its foreign subsidiaries and the receipt of dividends from foreign subsidiaries. These taxes were partially offset by income tax benefits from losses incurred in the Company’s foreign jurisdictions and the reversal of reserves for certain foreign taxes.

In the Transition Period, the Company’s tax provision was associated with losses incurred from continuing operations being offset by state minimum taxes and taxes related to foreign subsidiaries. The tax provision included tax expenses of $7.9 million primarily due to changes in judgment related to the ongoing audits in its foreign jurisdictions.

The significant components of the Company’s deferred tax assets and liabilities at December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
	(in thousands)
Deferred tax assets:
NOL carryover	$40,771	$58,870
Research and development credits	29,659	29,659
Compensatory and other accruals	1,200	688
Foreign tax credits	7,528	10,035
Fixed assets	-	155
Other, net	2,901	2,693
Gross deferred tax assets	82,059	102,100

Deferred tax liabilities:
Unremitted earnings	(29,425)	(30,667)
Unrealized loss on investments	(321)	(229)
Intangible assets	(8,886)	-
Fixed assets	(4,403)	-
Other, net	-	(30)
Gross deferred tax liabilities	(43,035)	(30,926)

Valuation allowance	(37,173)	(69,508)

Deferred tax assets, net	$1,851	$1,666

The significant components of the Company’s deferred tax assets and liabilities at December 31, 2012 and 2011 were classified in the Consolidated Balance Sheets as follows:

	December 31,
	2012	2011
	(in thousands)
Deferred tax assets:
Other current assets	$188	$-
Other long-term assets	1,696	1,711
Total deferred tax assets	1,884	1,711

Deferred tax liabilities:
Other current liabilities	-	(15)
Other long-term liabilities	(33)	(30)
Total deferred tax liabilities	(33)	(45)

	$1,851	$1,666

The Company continues to provide United States deferred income taxes and foreign withholding taxes on its undistributed earnings. At December 31, 2012 and 2011, the Company recorded a deferred tax liability of $29.6 million and $30.7 million, respectively related to the foreign undistributed earnings, which was offset by a reduction in the Company’s valuation allowance against its deferred tax assets.

The Company continuously monitors the circumstances impacting the expected realization of its deferred tax assets on a jurisdiction by jurisdiction basis. At December 31, 2012 and 2011, the Company’s analysis of its deferred tax assets demonstrated that it was more likely than not that all of its net U.S. deferred tax assets will not be realized, resulting in a valuation allowance for deferred tax assets of $37.2 million and $69.5 million, which included immaterial out-of-period adjustments that had no impact to net loss, respectively. This resulted in a decrease to the valuation allowance by $32.3 million in the fiscal year ended December 31, 2012 and by $0.9 million in the fiscal year ended December 31, 2011. Factors that led to this conclusion included, but were not limited to, the Company’s past operating results, cumulative tax losses in the United States, worthless securities, multiple acquisitions and uncertain future income on a jurisdiction by jurisdiction basis.

The Company continues to monitor the status of its NOLs, which may be used to offset future taxable income. If the Company underwent an ownership change, the NOLs would be subject to an annual limit on the amount of the taxable income that may be offset by its NOLs generated prior to the ownership change and additionally, the Company may be unable to use a significant portion of its NOLs to offset taxable income. At December 31, 2012, the Company had net operating loss carryforwards of $126.0 million for federal and $150.4 million for state purposes that expire in various years beginning in 2019 for federal and are currently expiring for state purposes. At December 31, 2012, the Company had research and development credits of $30.3 million for federal purposes that expire in various years beginning in 2019 and credits of $17.7 million for state purposes that carry forward indefinitely until fully exhausted. At December 31, 2012, the Company had foreign tax credits of $1.6 million that expire in various years beginning in 2013. Of the federal net operating loss carryforwards, $10.2 million were related to stock option deductions, the tax benefit of which will be credited to additional paid-in capital when realized.

Uncertainty in Income Taxes

The Company recognizes interest and/or penalties related to uncertain tax positions within “Benefit from (provision for) income taxes” in its Consolidated Statements of Operations. To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. The amount of interest and penalties accrued during fiscal year 2012 and 2011, and the Transition Period was immaterial.

A reconciliation of the changes to the Company’s gross unrecognized tax benefits for all periods presented is as follows:

	Fiscal Year Ended December 31,		Nine-Month Transition Period Ended December 31,
	2012	2011	2010
	(in thousands)

Balance at beginning of period	$29,903	$31,818	$23,925
Tax positions related to current year:
Additions	-	-	84
Tax positions related to prior years:
Additions	-	951	7,809
Settlements	(3,484)	(2,866)	-
Balance at end of period	$26,419	$29,903	$31,818

The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. Management regularly assesses the Company’s tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which the Company conducts or formerly conducted business. Management believes that it is not reasonably possible that the gross unrecognized tax benefits will change significantly within the next 12 months; however, tax audits remain open and the outcome of any tax audits are inherently uncertain, which could change this judgment in any given quarter.

As of December 31, 2012, the Company’s total gross unrecognized tax benefits were $26.4 million, of which $7.4 million, if recognized, would affect the effective tax rate. There was an overall decrease of $3.5 million in the Company’s gross unrealized tax benefits from fiscal 2011 to fiscal 2012, primarily due to the reversal of reserves for foreign taxes as a result of an assessment with the Singapore taxing authorities. The Company recorded a benefit from income taxes of $1.4 million for the year ended December 31, 2012, due to a refund received as a result of a settlement in Singapore.

The Company is subject to U.S. federal income tax as well as income taxes in many U.S. states and foreign jurisdictions in which the Company operates or formerly operated. As of December 31, 2012, fiscal years 2005 onward remained open to examination by the U.S. taxing authorities and fiscal years 2000 onward remained open to examination in various foreign jurisdictions. U.S. tax attributes generated in fiscal years 2000 onward also remain subject to adjustment in subsequent audits when they are utilized.

Note 16.    Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share gives effect to all potentially dilutive common shares outstanding during the period, which include certain stock–based awards, calculated using the treasury stock method, and convertible notes which are potentially dilutive at certain earnings levels, and are computed using the if-converted method. As disclosed in Note 1, all share information has been adjusted to reflect the Reverse/Forward Split.

A reconciliation of the numerator and denominator of the basic and diluted income (loss) per share computations for continuing operations, discontinued operations and net income (loss) for all periods presented is as follows:

	Fiscal Year Ended December 31,		Nine-Month Transition Period Ended December 31,
	2012	2011	2010
	(in thousands, except per share amounts)

Numerators (basic and diluted):
Income (loss) from continuing operations, net of taxes	$22,179	$68	$(17,386)
Income (loss) from discontinued opertions, net of taxes	$(1,935)	$6,629	$(373)
Net income (loss) attributable to Steel Excel Inc.	$20,693	$6,769	$(17,759)

Denominators:
Weighted average shares outstanding - basic	12,110	10,882	11,609
Effect of common stock equivalents (if any):
Stock-based awards	23	15	-
3/4% notes	-	-	-
Weighted average shares outstanding - diluted	12,133	10,897	11,609

Income (loss) per share:
Basic
Income (loss) from continuing operations, net of taxes	$1.83	$0.01	$(1.50)
Income (loss) from discontinued opertions, net of taxes	$(0.16)	$0.61	$(0.03)
Net income (loss)	$1.71	$0.62	$(1.53)
Diluted
Income (loss) from continuing operations, net of taxes	$1.83	$0.01	$(1.50)
Income (loss) from discontinued opertions, net of taxes	$(0.16)	$0.61	$(0.03)
Net income (loss)	$1.71	$0.62	$(1.53)

Diluted loss per share for the Transition Period was based on the basic weighted average shares outstanding only, as the inclusion of any common stock equivalents would have been anti-dilutive. For the “Loss from continuing operations, net of taxes,” for fiscal 2011, the basic weighted average shares outstanding was also used, as the inclusion of any common stock equivalents would have been anti-dilutive. The potential common shares excluded for each of the periods presented are as follows:

	Fiscal Year Ended December 31,		Nine-Month Transition Period Ended December 31,
	2012	2011	2010
	(in thousands)

Outstanding stock options	-	-	297
Outstanding restricted stock	-	20	43
3/4% convertible senior subordinated notes due 2023	3	3	3

Note 17.    Segment Information

As disclosed earlier, during fiscal years 2012 and 2011, we made multiple acquisitions within the sports and oilfield servicing industries. We currently operate in these two reportable segments: Steel Sports and Steel Energy. These reportable segments are based on the product and/or service provided by the subsidiaries and the financial information used by the chief operating decision maker to allocate resources, make operating decisions and assess financial performance. In certain cases, two or more operating segments are aggregated into a reportable segment if they have similar economic characteristics and long-term average gross margins. The Steel

Energy reportable segment results from the aggregation of the Sun Well and Rogue operating segments. The accounting policies of the segments are the same as described in the significant accounting policies noted herein.

Steel Sports: provides services related to marketing and providing baseball facility services, including training camps, summer camps, leagues and tournaments, concession and catering events and other events and related websites. In addition, the November 2012 CrossFit South Bay acquisition provides strength and conditioning services.

Steel Energy: provides technological advances in horizontal drilling and hydraulic fracturing. Services include snubbing services (controlled installation and removal of all tubulars - drill strings and production strings) in and out of the wellbore with the well under full pressure, flowtesting, and hydraulic work over/simultaneous operations (allows customers to perform multiple tasks on multiple wells on one pad at the same time).

Segment information for continuing operations as of December 31, 2012 and for the fiscal year then ended is as follows:

	Steel Sports	Steel Energy	General Corporate	Consolidated
	(in thousands)

Net revenues	$2,913	$97,191	$-	$100,104

Operating income (loss)	$(2,062)	$16,836	$(8,957)	$5,817

Depreciation and amortization expense	$518	$14,940	$-	$15,458

Interest and other income (expense), net	$-	$(413)	$1,063	$650

Total assets	$7,613	$199,889	$258,993	$466,495

Accounts receivable	$158	$17,099	$-	$17,257

Goodwill	$154	$52,939	$-	$53,093

Property and equipment, net	$6,005	$71,763	$-	$77,768

Two customers within the Steel Energy reporting segment comprise 10% or more of the Company’s consolidated net revenues for fiscal 2012 (Customer A had $11.1 million and Customer B had $11.0 million of net revenues, with $3.6 million and $2.9 million included in accounts receivable as of December 31, 2012, respectively). In addition, the top 15 Steel Energy customers made up 86% of consolidated net revenues in fiscal 2012

Segment information for continuing operations as of December 31, 2011 and for the fiscal year then ended is as follows:

	Steel Sports	Steel Energy	General Corporate	Consolidated
(in thousands)

Net revenues	$ 1,176	$ 1,417	$ -	$ 2,593

Operating income (loss)	$ (354)	$ 165	$ (8,322)	$ (8,511)

Depreciation and amortization expense	$ 206	$ 144	$ -	$ 350

Interest and other income (expense), net	$ -	$ -	$ 8,353	$ 8,353

Total assets	$ 8,697	$ 32,228	$ 327,766	$ 368,691

Accounts receivable	$ 156	$ 4,504	$ -	$ 4,660

Goodwill	$ 192	$ 8,052	$ -	$ 8,244

Property and equipment, net	$ 5,866	$ 15,194	$ -	$ 21,060

No customers comprised 10% or more of the Company’s net revenues for fiscal 2011.

Note 18.    Related Party Transactions

As disclosed in Note 3, pursuant to the terms of the Share Purchase Agreement, the Company acquired all of the capital stock of SWH for an acquisition price aggregating $68.7 million. The aggregate acquisition price consisted of the issuance of 2,027,500 shares of the Company’s common stock (valued at $30 per share) and cash of $7.9 million. Steel Partners owned approximately 40% of the Company’s outstanding common stock and 85% of BNS prior to the execution of the Share Purchase Agreement. The Company appointed a special committee (the “Special Committee”) comprised solely of independent directors to consider and negotiate the transaction, as did BNS, because of the interest of Steel Partners in each company. The Special Committee, with the assistance of its independent financial advisor, considered a number of factors in negotiating the acquisition price, including, without limitation, the fairness opinion from its financial advisor.

As a result of the acquisition and additional shares acquired on the open market, Steel Partners beneficially owned approximately 51.1% of the Company’s outstanding common stock. Jack L. Howard, John J. Quicke, and Warren G. Lichtenstein are directors of the Company and each such person is deemed to be an affiliate of Steel Partners under the rules of the Securities Exchange Act of 1934, as amended. Each of the three directors is compensated with cash compensation and equity awards or equity-based awards in amounts that are consistent with the Company’s Non-employee Director Compensation Policy. In addition, Mr. Quicke currently serves as the Interim President and CEO of the Company. He was previously compensated $30,000 by the Company per month in connection with this role (which was in addition to the compensation he receives as a non-employee Board member) prior to the entry into the Amended and Restated Management Services Agreement described below. Mr. Quicke also serves as an executive of other affiliates of Steel Partners.

Effective October 1, 2011, the Company contracted with SP Corporate Services LLC (“SP Corporate”) to provide financial management and administrative services, including the services of a CFO. Under the terms of the services agreement, SP Corporate was receiving $35,000 monthly for the provision of such services. Effective August 1, 2012, the agreement was amended and restated whereby SP Corporate provides expanded services including the positions of CEO and CFO, responsibility for financing, regulatory reporting, and other administrative and operational functions. SP Corporate receives $300,000 per month for these expanded services. This services agreement was approved by a committee of the Company’s independent directors. During the years ended December 31, 2012 and 2011, the Company incurred $2.1 million and $0.3 million, respectively, under the terms of the services agreements with SP Corporate.  In addition, the Company reimburses SP Corporate and other Steel Partners affiliates, for certain expenses incurred on the Company’s behalf.  During the years ended December 31, 2012 and 2011, the Company incurred $0.6 million and $0.1 million of expense reimbursements, respectively. As of December 31, 2012 and 2011, the Company owed SP Corporate $0.3 million and $0.1 million, respectively.

The Company holds $15.1 million of short-term deposits at WebBank, an affiliate of Steel Partners, and recorded interest income of $0.1 million from them in fiscal 2012.

The Investment Committee of the Board of Directors is responsible for selecting executing brokers. Securities transactions for the Company are allocated to brokers on the basis of reliability and best price and execution. During fiscal 2012, the Investment Committee selected Mutual Securities as an introducing broker and may direct a substantial portion of the Company’s trades to such firm among others. A member of the Investment Committee is affiliated with Mutual Securities. The Investment Committee only uses Mutual Securities when such use would not compromise the Investment Committee's obligation to seek best price and execution. The Company may pay commissions to Mutual Securities, which are higher than those that can be obtained elsewhere, provided that it believes that the rates paid are competitive institutional rates. Mutual Securities also served as an introducing broker for the Company's trades. The Commissions paid by the Company to Mutual securities were approximately $0.1 million for fiscal 2012. Such commissions are included in the net investment gains (losses) included in “Interest and other income, net” in the Consolidated Statement of Operations. The portion of the commission paid to Mutual Securities ultimately received by such Investment committee member is net of clearing and other charges.

Note 19.    Supplemental Disclosures of Cash Flows

	Fiscal Year Ended December 31,		Nine-Month Transition Period Ended December 31,
	2012	2011	2010
	(in thousands)

Interest paid	$434	$3	$4
Income taxes paid	$364	$2	$759
Income tax refund received	$1,494	$544	$1,649

Non-cash investing and financing activities:
Acquisition of SWH, Inc. through issuance of common stock	$60,825	$-	$-
Unrealized gains (losses) on available-for-sale securities	$303	$260	$(1,566)

Through its acquisition of Sun Well, the Company assumed long-term debt and capital lease obligations for equipment.

Note 20.    Subsequent Events

On January 30, 2013, the Company acquired a 40% membership interest in Again Faster LLC (“Again Faster”) for a cash price of $4.0 million. On January 31, 2013, the Company acquired a 20% membership interest in Ruckus Sports LLC (“Ruckus”) for a cash price of $1.0 million. Again Faster and Ruckus provide a wide variety of fitness and athletic products and services.

In February 2013, the Company made an extra principal payment of $10.0 million on its term loan with Wells Fargo. See Note 11 for additional details.

In November 2012, the Company purchased $11.9 million face amount of 3.75% Unsecured Convertible Subordinated Debentures Due 2026 in School Specialty Inc., a market leader in school supplies and educational materials (“School Specialties”), at a total cost of $6.0 million. On January 28, 2013, School Specialties filed a Chapter 11 bankruptcy petition. Subsequently, on February 26, 2013, the Company committed to participate, with a share in the amount of approximately $22.0 million, in a $155.0 million debtor-in-possession loan to School Specialties. The Company believes the loan, in conjunction with other sources of financing, will enable School Specialties to successfully execute a plan of reorganization or other alternative transaction.

Note 21.    Comparative Quarterly Financial Data (unaudited)

The following table summarizes the Company’s quarterly financial data, which included reclassifications made to prior period reported amounts to conform to the current period presentation and to reflect discontinued operations:

	Three-Month Period Ended:
	March 31, 2012	June 30, 2012(1)	September 29, 2012	December 31, 2012
	(in thousands, except per share amounts)

Net revenues	$14,445	$24,450	$34,294	$26,915
Gross profit (loss)	$5,686	$9,482	$12,204	$6,668
Income (loss) from continuing operations, net of taxes	$(120)	$17,429	$4,866	$4
Income (loss) from discontinued operations, net of taxes	$(2,348)	$(121)	$483	$51
Net income (loss) attributable to Steel Excel Inc.	$(1,888)	$17,308	$5,349	$(76)

Income (loss) per share:
Basic
Income (loss) from continuing operations, net of taxes	$(0.01)	$1.50	$0.37	$0.00
Income (loss) from discontinued operations, net of taxes	$(0.22)	$(0.01)	$0.04	$0.00
Net income (loss) attributable to Steel Excel Inc.	$(0.17)	$1.49	$0.41	$(0.01)
Diluted
Income (loss) from continuing operations, net of taxes	$(0.01)	$1.50	$0.37	$0.00
Income (loss) from discontinued operations, net of taxes	$(0.22)	$(0.01)	$0.04	$0.00
Net income (loss) attributable to Steel Excel Inc.	$(0.17)	$1.49	$0.41	$(0.01)

Shares used for computing income (loss) per share:
Basic	10,891	11,588	12,982	12,984
Diluted	10,891	11,605	13,001	13,007

(1) The Company recorded a benefit from income taxes of $15.1 million during the second quarter of fiscal, 2012, primarily due to the release of a portion of the valuation allowance as a result of acquired deferred tax liabilities.

	Three-Month Period Ended:
	April 1, 2011	July 1, 2011	September 30, 2011	December 31, 2011
	(in thousands, except per share amounts)

Net revenues	$-	$-	$707	$1,795
Gross profit (loss)	$-	$-	$531	$512
Income (loss) from continuing operations, net of taxes	$1,817	$(1,550)	$(1,543)	$1,344
Income (loss) from discontinued operations, net of taxes	$-	$6,830	$85	$(286)
Net income (loss) attributable to Steel Excel	$1,817	$5,280	$1,335	$(1,663)

Income (loss) per share:
Basic
Income (loss) from continuing operations, net of taxes	$0.17	$(0.14)	$(0.14)	$0.09
Income (loss) from discontinued operations, net of taxes	$-	$0.63	$0.01	$(0.03)
Net income (loss) attributable to Steel Excel	$0.17	$0.48	$0.12	$(0.15)
Diluted
Income (loss) from continuing operations, net of taxes	$0.17	$(0.14)	$(0.14)	$0.09
Income (loss) from discontinued operations, net of taxes	$-	$0.63	$-	$(0.03)
Net income (loss)	$0.17	$0.48	$0.12	$(0.15)

Shares used for computing income (loss) per share:
Basic	10,880	10,881	10,881	10,887
Diluted	10,887	10,895	10,905	10,905